HKN, Inc

180 State Street

Suite 200

Southlake, TX 76092

December 3, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Mr. H. Roger Schwall, Assistant Director

RE:	HKN, Inc. Form 10-K for Fiscal Year Ended December 31, 2011 Filed March 2, 2012 File No. 1-10262

Dear Mr. Schwall,

HKN, Inc. (the “Company”) responds, as set forth below, to the comments contained in your letter to Sarah B. Gasch, the Company's Executive Vice President and Chief Financial Officer, dated November 26, 2012. For ease of reference, we have set forth the Staff's comments and our response for each item below. We also acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1.

At various locations in the document, you state your investment in Global Energy Development PLC (Global) is accounted for under the cost method. In other locations and in the financial statements, it appears you have classified this investment as an available for sale equity security and have accounted for it under the guidance of FASB ASC 320-10-25 versus FASB ASC 325-20-25. Please revise your document to remove references to the cost method.

Response:

In response to the Staff's comment above related to the investment in Global, the Company will remove any reference to cost method investment in all future filings.

Financial Statements, page 19

Note 3 – Investments in Global, page 29

2.	Please disclose your policy for assessing your investment in Global for impairment. Refer to FASB ASC 320-10-35-17 through 35-33 for additional guidance.

Response:

In response to the Staff's comment above, the Company confirms that it assesses its investment in Global for impairment in accordance with ASC 320-10-35-17 through 35-33. The Company will include a disclosure of the following policy in all future filings:

“Our policy is to review our investment in Global at each reporting period or more often if any indicators of impairment become known. We continuously monitor macroeconomic indicators and track Global's stock price volatility for any downward trends in the market. We also review public financial information including Global's issued interim financial statements, investor presentations, as well as financial analysts reviews and recommendations for any indicators of an other than temporary impairment in our carrying value. Additionally, we monitor public reports regarding the reserves in Colombia's Middle Magdalena basin in which Global operates. In addition to these external indicators, we also assess internally our ability and intent to hold our investment in Global should the fair value drop below our cost. Any resulting other than temporary impairment would be immediately recognized in earnings.”

Controls and Procedures, page 43

3.

Please comply with Item 308(c) of Regulation S-K and disclose any change in your internal control over financial reporting rather than only significant changes in your internal control over financial reporting.

Response:

The Company has not had any changes in its internal control over financial reporting that have materially affected or are reasonably likely to materially affect the Company's internal control over financial reporting. In response to the Staff's comment, we will remove the word “significant” from our statement on changes in internal control over financial reporting, in all future filings, so as not to call into question the Company's compliance with Item 308(c) of Regulation S-K.

Related Party Transactions, page 54

4.

With respect to the Share Exchange Agreement with Quadrant, please disclose the approximate dollar value of the aggregate consideration involved in the transaction. See Item 404(a)(3) of Regulation S-K.

Response:

In response to the Staff's comment above, the Company will clarify the related party disclosure, with respect to the Share Exchange Agreement with Quadrant, in our Form 10-K for the year ended December 31, 2012, to include the approximate dollar value of the aggregate consideration involved in the transaction in accordance with Item 404(a)(3) of Regulation S-K as follows:

“During 2011, HKN and Quadrant, a related party, entered into a Securities Exchange Agreement pursuant to which HKN agreed to purchase all outstanding units of BWI over several months. Mr. Alan Quasha, Chairman of the Board of HKN, is the brother of Wayne Quasha, who is deemed to be the beneficial owner of Quadrant through the AQ, JQ and WQ Trusts, but Mr. Alan Quasha disclaims any beneficial ownership of these shares. During 2011, HKN purchased an additional 47.91% of the outstanding units of BWI in exchange for the issuance of 1,286,223 restricted shares of our common stock at an approximate fair value of $2.3 million. The difference between this fair value and the $3.3 million indicated in the statement of stockholders' equity is related to the difference between the fair value paid to acquire the additional noncontrolling interest in this subsidiary and the carrying amount of the noncontrolling interest. The difference was recorded in equity in accordance with ASC 810-10-45, consolidation guidance, which states that transactions involving a noncontrolling interest in a subsidiary, when there is no change in control, should be accounted for as equity transactions. Thus, at December 31, 2011, we own 100% of BWI and direct their operations and consolidate the assets and liabilities of BWI and their results of operations in our consolidated financial statements.”

Exhibits, Financial Statement Schedules, page 56

5.

It appears that you have not filed a number of exhibits which are required to be filed, or incorporated by reference, with your Form 10-K. For example, we note the following missing exhibits which appear to be material: the contracts, referred to on page 4 of your Form 10-K, giving Britewater International, Inc. the right of first refusal for oilfield emulsions generated in certain fields on the Alaskan North Slope; and the loan agreements with Global Energy Development PLC, referred to on page 4.

Response:

In response to the Staff's comment above, the Company will file an amendment to its Form 10-K for the year ended December 31, 2011, for the purpose of filing the loan agreements with Global Energy Development PLC. The Company believes that the Britewater International, Inc. agreement is not required to be filed as an exhibit, in that the agreement was made in the ordinary course of Britewater's business, has had no impact on the results of operations or financial condition of the Company and does not otherwise meet the criteria set forth in Item 601 of Regulation S-K for filing of an exhibit.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

6.

Similarly, please file an amendment to your Form 10-Q to file as an exhibit the Loan Agreement with Global Energy Development PLC, referred to on page 11 of your Form 10-Q. See Item 601(b)(10) of Regulation S-K, including Instruction 2. For guidance on preparing the Form 10-Q amendment, see Exchange Act Rule 12b-15 and Question 161.01 of the Exchange Act Rules Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm.

Response:

In response to the Staff's comment above, the Company will file an amendment to the Form 10-Q for the fiscal quarter ended March 31, 2012, to include the Loan Agreement with Global Energy Development PLC as an exhibit.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

7.

Similarly, please file an amendment to your Form 10-Q to file the following exhibits: the agreement relating to your acquisition of the 50% ownership interest in Gerrity Oil, LLC, referred to on page 7 of your Form 10-Q; and the amendment to your loan agreement with Global Energy Development PLC, referred to on page 26.

Response:

In response to the Staff's comment above, the Company will file an amendment to the Form 10-Q for the Fiscal Quarter Ended September 30, 2012, to include the Gerrity Oil agreement and the loan agreement amendment with Global Energy Development PLC as exhibits.

If you have any questions or concerns about this response, please contact the undersigned at 817-424-2424 or by fax at 817-410-1884.

Sincerely,

/s/ Sarah B. Gasch

Sarah B. Gasch

Executive Vice President and Chief Financial Officer

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